Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CoStar Group, Inc. for the registration of common stock, preferred stock, debt securities, warrants, depository receipts and purchase contracts of CoStar Group, Inc. and to the incorporation by reference therein of our reports, dated March 3, 2011, with respect to the consolidated financial statements of LoopNet, Inc. and the effectiveness of internal control over financial reporting of LoopNet, Inc. included in CoStar Group, Inc.’s Current Report on Form 8-K to be filed on or about May 23, 2011, both filed with the Securities and Exchange Commission
/s/ Ernst & Young LLP
Los Angeles, California
May 20, 2011